UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2010

                         Commission file number: 0-30394

                                  METALINK LTD.
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                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos. 333-152119, 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos.
333-121901, 333-12064, 333-88172, 333-112755 and 333-149657.

The following exhibits are included in this Report on Form 6-K and incorporated herein by reference:

Exhibit 99.1 The Registrant's Consolidated Financial Statements for the year ended December 31, 2009

Exhibit 99.2 Management Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.3 Consent of Brightman Almgor & Co., a member of Deloitte Touche Tohmatsu

Exhibit 99.4 Unaudited pro forma condensed combined Financial Statements as of December 31, 2009.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                        METALINK LTD.

Date: April 21, 2010                                    By: /s/ Tzvika Shukhman
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                                                        Tzvika Shukhman
                                                        Chief Executive Officer